JE 3-1-03

03002774

** AH 2/24/03

RECEIVED FEB 19 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ImageTech Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2014 Litho Place
(No. and Street)

Fayetteville	North Carolina	28304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Gallina (910) 222-8096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, LLP
(Name – *if individual, state last, first, middle name*)

2850 Village Drive, Suite 201	Fayetteville	North Carolina	28304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Gallina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ImageTech Investments, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

My Commission Expires 1-8-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~XXXXXXXXXXXXXX~~ Member's Equity
- ☒ (e) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMAGETECH INVESTMENTS, LLC

Financial Statements

As of December 31, 2002 and 2001
Together with Report of Independent Auditors and
Report of Independent Auditors on Internal Control

IMAGETECH INVESTMENTS, LLC

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors

The Member
ImageTech Investments, LLC
Fayetteville, North Carolina

We have audited the accompanying statements of financial condition of ImageTech Investments, LLC (a North Carolina limited liability corporation) as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ImageTech Investments, LLC as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImageTech Investments, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cherry, Bekaert + Holland, LLP

Fayetteville, North Carolina
February 6, 2003

IMAGETECH INVESTMENTS, LLC

Statements of Financial Condition
As of December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 35,188	$ 41,684
Prepaid expense	710	590
	$ 35,898	$ 42,274
Liabilities and Member's Equity		
Liabilities	$ 8,000	$ 8,000
Member's equity:		
Member's capital	28,130	35,000
Accumulated deficit	(232)	(726)
	27,898	34,274
	$ 35,898	$ 42,274

See notes to the financial statements.

IMAGETECH INVESTMENTS, LLC

Statements of Income
As of December 31, 2002 and 2001

	2002	2001
Revenue	$ 10,500	$ 37,626
Selling, general and administrative expenses	10,006	25,348
Net income	$ 494	$ 12,278

See notes to the financial statements.

IMAGETECH INVESTMENTS, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2002 and 2001

Balance, December 31, 2000	$	21,996
Net income		12,278
Balance, December 31, 2001		34,274
Net income		494
Capital distribution		(6,870)
Balance, December 31, 2002	$	27,898

See notes to the financial statements.

IMAGETECH INVESTMENTS, LLC

Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net income	$	494	$	12,278
Adjustments to reconcile net income to cash provided by operating activities:				
Decrease (increase) in prepaid expense		(120)		5,865
Increase in liabilities		-		5,151
Cash provided by operating activities		374		23,294
Cash flows from financing activities				
Capital distributions		(6,870)		-
Net (decrease) increase in cash and cash equivalents		(6,496)		23,294
Cash and cash equivalents, beginning of year		41,684		18,390
Cash and cash equivalents, end of year	$	35,188	$	41,684

See notes to the financial statements.

IMAGETECH INVESTMENTS, LLC

Notes to Financial Statements
For Year Ended December 31, 2002 and 2001

Note 1 – Basis of presentation and description of business

Description of business

ImageTech Investments, LLC (the "Corporation") was formed on May 21, 1998. The Corporation is engaged in the business of brokering and dealing securities.

On February 28, 1999, the sole member of the Corporation made an initial capital contribution of $20,000. In November 2000 and December 2000, the sole member of the Corporation made additional capital contributions of $10,000 and $5,000, respectively. During 2001 and 2002, no additional capital contributions were made. During 2002, the sole member of the Corporation received a capital distribution of $6,870.

In February 2000, the Corporation received $6,000 in commission income for brokerage services on securities of Cardiac Imaging Limited Partnership-North Carolina I (Cardiac). In March 2001, the Corporation received approximately $37,000 in commission income for brokerage services on securities of Sonorex Investment Limited Partnership (Sonorex). In October 2002, the Corporation received $3,500 in participation fees from each of following: Cardiac, Sonorex and Carolina Lithotripsy, LTD (Carolina). Cardiac, Sonorex and Carolina share common management personnel with the Corporation.

Note 2 – Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include cash in banks and all highly liquid investments purchased with maturities of three months or less.

Income taxes

The Corporation operates as a single member limited liability Corporation for federal and state income tax purposes. As a result, income and losses of the Corporation are taxable or deductible to the member on his individual return.

IMAGETECH INVESTMENTS, LLC

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations of credit risk

The Corporation places its cash and cash equivalents on deposit with a financial institution. The balances at the financial institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Corporation may have balances on deposit in excess of the FDIC insured limits.

Note 4 – Related-party transactions

The Corporation's sole member is affiliated with Ultra Imaging of North Carolina, LLC (Ultra). Ultra performs certain services and incurs certain costs on behalf of the Corporation. Services provided include tax, treasury, risk management, employee benefits, data processing, processing of cash payments, application of cash receipts and other general corporate services. The cost of these services has not been allocated to the Corporation for the years ended December 31, 2002 and 2001.

Note 5 – Regulatory Requirements

The Corporation is claiming exemption from SEC rule 15c3-3 under section (2)(A) – "Special Account for the Exclusive Benefit of Customers." The Corporation is subject to SEC rule 15c3-1, which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were $27,188 and .29 to 1 respectivly. No reconciliation is required pursuant to Rule 17a-5(d)(4) between the Corporation's Computation of Net Capital and Schedule I which accompanies these statements, as there are no differences.

Schedule 1

IMAGETECH INVESTMENTS, LLC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

Broker or Dealer - ImageTech Investments, LLC
As of December 31, 2002

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$ 27,898
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity not allowable for Net Capital		27,898
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits (list)		-
5.	Total capital and allowable subordinated liabilities		27,898
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 710	
	1. Additional charges for customers' and noncustomers' security accounts	-	
	2. Additional charges for customers' and noncustomers' commodity accounts	-	
	B. Aged fail-to-deliver	-	
	C. Aged short security differences - Less reserve of number of items	-	
	D. Secured demand note deficiency	-	
	E. Commodity futures contracts and spot commodities - Proprietary capital charges	-	
	F. Other deductions and/or charges	-	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x)	-	
	H. Total deductions and/or charges		710
7.	Other additions and/or allowable credits (list)		-
8.	Net capital before haircuts on securities positions		27,188
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper	-	
	2. U.S. and Canadian government obligations	-	
	3. State and municipal government obligations	-	
	4. Corporate obligations	-	
	5. Stocks and warrants	-	

Schedule 1
(continued)

IMAGETECH INVESTMENTS, LLC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM
SINGLE REPORT PART II

Broker or Dealer - ImageTech Investments, LLC
As of December 31, 2002

Computation of Net Capital (continued)

	6. Options	-	
	7. Arbitrage	-	
	8. Other securities	-	
	D. Undue concentration	-	
	E. Other (portfolio concentration)	-	-
10.	Net capital		27,188

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	-
12.	Minimum dollar net capital requirment of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	22,188
15.	Excess net capital of 1000% (line 10 less 10% of line 19)	$ 26,388

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 8,000
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts (lists)	-
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(o)(1)(vi)	-
19.	Total aggregated indebtedness	8,000
20.	Percentage of aggregated indebtedness to net capital (line 19 divided by line 10)	29%
21.	Percentage of aggregated indebtedness to net capital *after* anticipated capital withdrawals (line 19 divided by line 10 less Item 4880 page 11)	29%

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
ImageTech Investments, LLC
Fayetteville, North Carolina

In planning and performing our audit of the financial statements of ImageTech Investments, LLC (the "Corporation"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland LLP

Fayetteville, North Carolina
February 6, 2003